K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

June 26, 2017

VIA EDGAR

Ms. Lauren Hamill

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Securities and Exchange Commission Staff Comments on Post-Effective Amendment No. 65 to the Registration Statement on Form N-1A of GuideStone Funds (File Nos. 333-53432 and 811-10263)

Dear Ms. Hamill:

The following are responses to the comments that we received from you by telephone on April 3, 2017 regarding Post-Effective Amendment No. 65 (“PEA 65”) to the Registration Statement on Form N-1A for GuideStone Funds (the “Registrant”), filed with the Securities and Exchange Commission (“SEC”) on February 14, 2017, and concerning a new series of the Registrant, the Strategic Alternatives Fund (the “Fund”). Your comments and the Registrant’s responses are set forth below. Defined terms used below have the same meanings as in the Fund’s prospectus included in PEA 65.

The changes to the Fund’s prospectus and statement of additional information, as described below, will be included in Post-Effective Amendment No. 71 to the Registrant’s Registration Statement, to be filed on or about June 29, 2017.

Prospectus

1.

Please revise the heading and line item in the Fund’s fee table, which currently read “Annual Operating Expenses” and “Total annual operating expenses,” to read “Annual Fund Operating Expenses” and “Total annual fund operating expenses,” respectively, to conform to the requirements in Item 3 of Form N-1A.

The Registrant has revised the Fund’s fee table accordingly.

2.	The Prospectus discloses that there is an expense limitation agreement for both classes of the Fund. Please revise the fee table and expense example to reflect the expense limitation, if applicable.

Securities and Exchange Commission June 26, 2017 Page 2

The Registrant confirms that the Fund has an expense limitation agreement with respect to both classes of the Fund. However, based on estimated expenses for the current fiscal year, the Fund’s expenses will not exceed the expense limitation with respect to either class. Accordingly, the expense limitation agreement is not reflected in the fee table and expense example, but it is described in the “Management of the Fund” section of the prospectus.

3.	Please confirm that dividend and interest expenses on securities sold short will be reflected in the fee table and expense example for the Fund.

The Registrant confirms that the dividend and interest expenses on securities sold short will be reflected in the fee table and expense example for the Fund as a separate line item and will be based on estimated amounts for the current fiscal year.

4.	Please supplementally confirm that any waiver is reflected in the expense example only for the period during which the Fund is bound by the contractual arrangement (i.e., only for the first year).

As noted above, it is estimated that the expenses of each class of the Fund will not exceed the class’s expense limitation, and therefore no waiver will be reflected in the fee table or expense example. In addition, the Registrant supplementally confirms that in the future, any waiver will be reflected in the expense example only for the period during which the Fund is subject to the contractual waiver arrangement.

5.

The last sentence of the first bullet of the “Principal Investment Strategies” section reads: “The Fund seeks returns that are not correlated to the fixed-income and equity markets and its performance and ability to achieve returns over a market cycle are independent of market performance.” Consider rephrasing this sentence to clarify that the Fund seeks returns independent of market performance.

The Registrant has revised the disclosure to clarify that the Fund seeks to provide absolute returns with both lower volatility than and low correlation with traditional equity and fixed-income markets. The Registrant has revised the first bullet of the “Principal Investment Strategies” section to read as follows:

“The Fund pursues its investment objective by utilizing “alternative” or non-traditional principal investment strategies, managed by the Fund’s investment sub-advisers (“Sub-Advisers”) under the ultimate supervision of GuideStone Capital Management, LLC (the “Adviser”). The principal strategies, when combined, are intended to result in obtaining absolute (i.e., positive) returns that have lower volatility than and low correlation with traditional equity and fixed-income markets. Each Sub-Adviser is responsible for investing the assets allocated to the principal strategy, or the portion of the principal strategy, for which it is responsible. Buy and sell decisions are made at the discretion of

Securities and Exchange Commission June 26, 2017 Page 3

each individual Sub-Adviser with regard to the portion of the Fund’s portfolio that it manages in accordance with its investment strategies and processes.”

6.

The fourth bullet of the “Principal Investment Strategies” section states that “Buy and sell decisions are made at the discretion of each individual Sub-Adviser with regard to the portion of the Fund’s portfolio that it manages in accordance with its investment strategies and processes.” Because the Fund will be managed by multiple sub-advisers, please include disclosure regarding the risks associated with multiple sub-advisers in the summary and statutory prospectuses.

The Registrant has included risk disclosure regarding the risks associated with multiple sub-advisers. The following risk factor was added to the prospectus summary:

“Fund performance is dependent upon the success of the Adviser and the Sub-Advisers in implementing the Fund’s investment strategies in pursuit of the Fund’s investment objective. To a significant extent, the Fund’s performance will depend on the success of the Adviser’s methodology in allocating the Fund’s assets to Sub-Advisers and its selection and oversight of the Sub-Advisers. The Sub-Advisers’ investment styles may not always be complementary, which could adversely affect the performance of the Fund. Because each Sub-Adviser makes its trading decisions independently, it is possible that the Sub-Advisers may purchase or sell the same security at the same time without aggregating their transactions or hold long and short positions in the same security at the same time. This may cause unnecessary brokerage and other expenses. A Sub-Adviser’s strategy may be out of favor at any time.”

The “Manager of Managers” risk disclosure in the statutory prospectus was revised as follows:

“Manager of Managers: With respect to the Fund, the Adviser is a “manager of managers.” The Adviser may allocate the Fund’s assets among multiple Sub-Advisers, each of which is responsible for investing its allocated portion of the Fund’s assets. The Adviser continuously monitors the performance and operations of the Sub-Advisers and the allocation of the assets of the Fund among them. The Adviser is active in the selection of Sub-Advisers as well. To a significant extent, the Fund’s performance will depend on the success of the Adviser in allocating the Fund’s assets to Sub-Advisers and its selection and oversight of the Sub-Advisers. Because each Sub-Adviser manages its allocated portion of the Fund independently from another Sub-Adviser, the same security may be held in different portions of the Fund, or may be acquired for one portion of the Fund at a time when a Sub-Adviser to another portion deems it appropriate to dispose of the security from that other portion, resulting in higher expenses without accomplishing any net result in the Fund’s holdings. Similarly, under some market conditions, one Sub-Adviser may believe that temporary, defensive investments in short-term instruments or cash are appropriate when another Sub-Adviser believes continued exposure to the equity or fixed-income markets is appropriate for its allocated portion of the Fund. Because each Sub-Adviser directs the trading for its own portion of the Fund and does not aggregate its

Securities and Exchange Commission June 26, 2017 Page 4

transactions with those of the other Sub-Adviser(s), the Fund may incur higher brokerage costs than would be the case if a single Sub-Adviser were managing the entire Fund. In addition, while the Adviser seeks to allocate the Fund’s assets among the Fund’s Sub-Advisers in a manner that it believes is consistent with achieving the Fund’s investment objective(s), the Adviser may be subject to potential conflicts of interest in allocating the Fund’s assets among Sub-Advisers, to the extent that such activity could impact the Adviser’s revenues and profits. The Fund pays its Sub-Advisers directly.”

7.

The fourth sentence of the Long-Short Equity Strategy paragraph states: “For the event-driven sub-strategy, the strategy invests long and short in equity-related securities of companies undergoing significant corporate events.” Please indicate whether the sub-adviser for this strategy bases its investment decisions on publicly-announced corporate events or whether the sub-adviser may base its investment decisions on speculation about such events. If the latter is applicable, please make this clear in the disclosure.

The Registrant supplementally confirms that the sub-adviser for this strategy bases its investment decisions on publicly-announced corporate events. Additionally, the Registrant has revised the disclosure as follows:

“~~For~~ The event-driven sub-strategy seeks to profit from investing long or short in equity-related securities of companies undergoing significant corporate events, such as mergers or acquisitions, tender offers, restructuring or divestitures~~, the strategy invests long and short in equity-related securities of companies undergoing significant corporate events~~.”

8.

The fifth sentence of the Long-Short Equity Strategy paragraph states: “The Fund may establish short positions in stocks of companies with a market value of up to 40% of its assets pursuant to this strategy.” Please confirm that this amount refers to the Fund’s assets.

The Registrant confirms that this amount refers to the Fund’s assets.

9.

The last sentence of the Long-Short Equity Strategy paragraph states: “The strategy focuses primarily on equity and equity-related securities of U.S. issuers across large and mid-cap stocks, but may also include investments in equity securities of foreign issuers through American Depositary Receipts (“ADRs”).” Please clarify whether the Fund will invest in both sponsored and unsponsored ADRs.

The Registrant confirms that the Fund will invest in both sponsored and unsponsored ADRs and has revised the disclosure as follows:

“The strategy focuses primarily on equity and equity-related securities of U.S. issuers across large and mid-cap stocks, but may also include investments in equity securities of

Securities and Exchange Commission June 26, 2017 Page 5

foreign issuers through American Depositary Receipts (“ADRs”), which may be sponsored or unsponsored.”

The Registrant further notes that the risks associated with unsponsored ADRs are disclosed in the “Additional Investment & Risk Information” section of the prospectus.

10.

The second sentence of the Options Equity Strategy paragraph refers to the Fund’s strategy of writing options that are “significantly ‘out of the money.’” To the extent possible, please elaborate on how the sub-adviser determines what is “significantly out of the money” (i.e., how far below the index price the exercise price would need to be before exercise or any other objective criteria).

The Registrant has revised the referenced disclosure as follows:

“The Options Equity Strategy seeks to capture potential value embedded in the pricing of equity index options (i.e., based on the Sub-Adviser’s belief that a risk premium exists due to the potential that the premium paid on the options has mispriced volatility, as historically the implied volatility embedded in option pricing has exceeded realized volatility the majority of the time ~~the expected difference between the exercise price of the option and the current market price of the index~~), while holding a portfolio that has lower volatility than the broader U.S. equity markets. The strategy involves the Fund writing cash settled put options on the S&P 500® Index and S&P 500® Index future contracts that are significantly “out of the money,” and fully covering those written put options with a mixture of U.S. Treasury Bills. The Sub-Adviser determines whether an option is significantly “out of the money” based on the probability that it will expire worthless based on implied market pricing.” When the Fund writes a put option on an equity index, it agrees (in return for receipt of the option price) to pay the option holder, upon exercise of the option prior to, or upon expiration, the difference between the exercise price and price of the index if the index price is below the exercise price at the time of exercise or expiration. When a put option’s exercise price is lower than the price of the index, the put option is “out of the money.” By selling options that are significantly out of the money, the Fund seeks to profit from the sales price of the options while capitalizing on the general tendency of options that are significantly out of the money at the time of sale to expire without worth and without being exercised by the holder.

11.

The fourth sentence of the Currency Trading Strategy paragraph provides that the Fund may be exposed to currencies of emerging countries that, in the sub-adviser’s opinion, have liquid currency markets. Please disclose how the sub-adviser will determine what is considered an “emerging markets” country (e.g., a country included in an index or some other methodology).

The Registrant notes that a description of “emerging markets” appears in the “Glossary” section of the prospectus. Accordingly, the Registrant respectfully submits that further revisions are not necessary.

Securities and Exchange Commission June 26, 2017 Page 6

12.

The third to last bullet in the “Principal Investment Strategies” section states: “The Fund may use options and futures on stock indices and equity swap arrangements to gain exposure to foreign markets.” Please confirm whether this applies to the entire Fund or is only applicable to one of the four investment strategy sleeves.

The Registrant confirms that this disclosure is applicable to the Long-Short Equity Strategy. Therefore, the Registrant has removed this disclosure from the third to last bullet of the “Principal Investment Strategies” section and added it to the end of the Long-Short Equity Strategy paragraph.

13.

The second to last bullet in the “Principal Investment Strategies” section provides that: “From time to time, based on economic and market conditions, the Fund may invest heavily in a particular sector or sectors.” Please indicate whether the Fund will focus its investments in a particular sector or sectors. Alternatively, please disclose the economic and market conditions that would lead the Fund to be more heavily invested in a particular sector or sectors. This explanation can be made by the use of a parenthetical.

The Registrant confirms that the Fund’s investment strategies are not expected to result in heavy investment exposure to a particular sector or sectors and, therefore, has removed the referenced disclosure from the “Principal Investment Strategies” section.

14.	Please consider whether it would be beneficial to use captions in the “Principal Investment Risks” section similar to the captions in the statutory risk disclosure.

The Registrant has revised the “Principal Investment Risks” section to include captions.

15.

In the twelfth bullet in the “Principal Investment Risks” section (page 6), the “special situations” risk factor references “other unusual events expected to affect a particular issuer.” Please indicate whether this disclosure means that the sub-adviser will invest after a public announcement or whether the sub-adviser will speculate about corporate events affecting issuers and invest based on that speculation. If the latter is accurate, please add disclosure explaining this point.

The Registrant supplementally confirms that the sub-adviser(s) for this strategy generally bases its investment decisions on publicly-announced corporate events.

16.	Please consider deleting the fifteenth bullet in the “Principal Investment Risks” section (page 7) because the disclosure is repeated in the following bullet.

The Registrant has deleted the repeated disclosure.

17.

In the seventeenth bullet in the “Principal Investment Risks” section (page 7), “correlation risk” is mentioned in the first sentence of the bullet, but it is not defined. Please provide a description of correlation risk.

Securities and Exchange Commission June 26, 2017 Page 7

The Registrant has revised the risk factor to remove the reference to “correlation risk” and to instead disclose that “[t]here may be imperfect correlation between a derivative and the reference instrument underlying the derivative.”

18.

The nineteenth bullet in the “Principal Investment Risks” section (page 7) repeats disclosure that appears in the ninth bullet in this section (page 6). Please consider deleting this bullet to avoid repetition.

The Registrant has revised the disclosure in the ninth bullet in this section, which disclosed risks associated with investments in senior secured and unsecured floating rate loans, and the referenced disclosure was removed and is therefore no longer repeated.

19.

The twentieth bullet in the “Principal Investment Risks” section (page 7) states: “Sub-Advisers may make currency investment decisions independent of their underlying security selections.” Because this sentence appears to discuss investment strategy rather risk, please move it to the “Principal Investment Strategies” section.

The referenced disclosure has been deleted, as it is not applicable to the Fund.

20.

Please revise the first sentence of the twenty-first bullet in the “Principal Investment Risks” section (page 7) to read “A forward foreign currency exchange contract is an agreement to buy or sell a specific currency . . .” to correct a typographical error.

The Registrant has made the requested change.

21.

In the “Additional Information Regarding the Fund” section, the “Who is the Adviser?” box says that “[    ] (the “Adviser”) serves as the investment adviser to the Funds.” Please clarify that GuideStone Capital Management, LLC is the adviser to the Select Funds.

The Registrant has revised the disclosure to clarify that GuideStone Capital Management, LLC is the investment adviser to each series of GuideStone Funds.

22.	Please add disclosure regarding the Registrant’s socially responsible investment policy to the “Principal Investment Strategies” section in addition to the disclosure on page 11.

The Fund’s prospectus summary has been revised to include disclosure regarding the Registrant’s socially responsible investment policy in the “Principal Investment Strategies” section, as follows:

“The Fund may not invest in any company that is publicly recognized, as determined by GuideStone Financial Resources of the Southern Baptist Convention (“GuideStone Financial Resources”), as being in the alcohol, tobacco, gambling, pornography or

Securities and Exchange Commission June 26, 2017 Page 8

abortion industries, or any company whose products, services or activities are publicly recognized as being incompatible with the moral and ethical posture of GuideStone Financial Resources. The Fund may not be able to take advantage of certain investment opportunities due to these restrictions.”

23.

Please add disclosure regarding GuideStone Financial Resource’s control of the shares of the Trust (and therefore, control of key decision-making) as a separate risk factor in the “Principal Investment Risks” section.

The following risk factor has been incorporated into the “Principal Investment Risks” section in the Fund’s prospectus summary:

“In accordance with GuideStone Funds’ governing documents, GuideStone Financial Resources will, at all times, directly or indirectly control the vote of at least 60% of the outstanding shares of GuideStone Funds. This means that GuideStone Financial Resources will control the vote on any matter that requires the approval of a majority of the outstanding shares of GuideStone Funds.”

24.	Under “Additional Investment & Risk Information” on page 12, please revise the “Additional Interest Rate Risk” caption to read “Interest Rate Risk.”

The Registrant has made the requested change.

25.

On page 13, the last sentence of the “What are derivatives?” box states: “Futures and options are popular types of derivatives, because they are easily bought and sold and have market values that are regularly calculated and published.” Later, the seventh sentence of the third paragraph of the “Derivatives” risk factor on page 13 states: “The possible lack of a liquid secondary market for derivatives and the resulting inability of the Fund to sell or otherwise close a derivatives position could expose the Fund to losses.” Please reconcile these two statements regarding liquidity of derivatives.

The Registrant has revised the disclosure in the “What are derivatives?” box to read:

“Futures and options are popular types of derivatives, because, generally, they are easily bought and sold and have market values that are regularly calculated and published.”

The addition of the qualifier “generally” is intended to address situations in which the derivatives become less liquid because of certain market conditions.

Additionally, the Registrant has revised the “Derivatives” risk disclosure to include more instrument-specific disclosure and to provide more robust descriptions of the risks presented by investments in derivatives. This revised disclosure is consistent with the disclosure in the “What are derivatives?” box because it describes derivatives generally,

Securities and Exchange Commission June 26, 2017 Page 9

not only futures and options. Therefore, it provides disclosure about liquidity risks associated with derivative instruments overall.

26.

The last sentence of the fourth paragraph of the “Derivatives” risk factor on page 13 states: “The Fund is required to segregate permissible liquid assets to cover its obligations relating to its purchase of certain derivative instruments.” Because this disclosure does not describe a risk of investing in the Fund, please relocate it to another section in the prospectus.

The Registrant has provided further context by revising the “Derivatives” risk disclosure to explain, among other things, that asset segregation practices may not prevent the Fund from incurring losses on derivatives. The relevant disclosure is as follows:

“When the Fund uses derivatives, it will likely be required to provide margin or collateral and/or segregate cash or other liquid assets in a manner that satisfies contractual undertakings and regulatory requirements. These practices may not prevent the Fund from incurring losses on derivatives. The need to provide margin or collateral and/or segregate assets could limit the Fund’s ability to pursue other opportunities as they arise. Segregated assets are not available to meet redemptions. The amount of assets required to be segregated will depend on the type of derivative the Fund uses and the nature of the contractual arrangement. If the Fund is required to segregate assets equal to only the current market value of its obligation under a derivative, the Fund may be able to use derivatives to a greater extent than if it were required to segregate assets equal to the full notional value of such derivative, which would increase the degree of leverage the Fund could undertake through derivatives and otherwise.”

27.

The second sentence of the “Portfolio Turnover” paragraph on page 15 states: “Each of the Fund’s Sub-Advisers makes decisions to buy or sell securities independently from other Sub-Advisers . . .” Please consider adding risk disclosure, perhaps in the “Multiple Sub-Adviser Risk” factor, regarding the potential for security overlap in the Fund due to sub-advisers purchasing and selling the same security based on independent decisions.

The Registrant added disclosure to the “Principal Investment Risks” section regarding the risks associated with multiple sub-advisers and has revised its “Manager of Managers” risk disclosure on page 15 to address the risk of potential security overlap. The applicable disclosure is provided above in Comment 6.

28.

On page 15, there is “Initial Public Offering (“IPO”) Risk” disclosure. Because there is no mention of IPO investments in the “Principal Investment Strategies” section, consider whether this is a risk of the Fund. If it is a principal risk of the Fund, please add corresponding disclosure in the Item 4 disclosure.

Securities and Exchange Commission June 26, 2017 Page 10

The Registrant confirms that the Fund will not invest in initial public offerings as a principal investment strategy. Accordingly, the Registrant has removed this disclosure from the prospectus.

29.

On page 15, there is “Securities of Other Investment Companies” disclosure. Because there is no mention of these investments in the “Principal Investment Strategies” section, consider whether this is a risk of the Fund. If it is a principal risk of the Fund, please add corresponding disclosure in the Item 4 disclosure.

The Registrant has revised the “Principal Investment Strategies” section to state that “[t]he Fund may invest its uninvested cash in high-quality, short-term debt securities, including repurchase agreements and high-quality money market instruments, and also may invest uninvested cash in the GuideStone Funds Money Market Fund.” The Fund will not invest in other investment companies as a principal investment strategy. Accordingly, the disclosure captioned “Securities of Other Investment Companies” has been removed from the prospectus.

30.	On page 19, the second paragraph under the heading “Institutional Class Shares” does not appear to be applicable to this Fund because it is new. Please remove or revise appropriately.

To clarify the applicability of this disclosure to the Fund, the Registrant has replaced this paragraph with the following explanation:

“In addition, investors that hold Institutional Class shares of GuideStone Funds acquired prior to May 1, 2014, remain eligible to purchase and hold Institutional Class shares irrespective of whether their initial investment exceeded $1,000,000.”

31.

On page 19, the disclosure in the section titled “Minimum Account Size” provides that, for Institutional Class accounts, “The Fund reserves the right to close your account and redeem your shares, if the value of your account falls below $1,000,000 . . .” Please disclose that redemption of small accounts would potentially cause a taxable event for shareholders.

The Registrant has made the requested change by adding the following disclosure to this section:

“A redemption of the Fund’s shares is a taxable transaction on which you may recognize a gain or loss, unless you held the shares through a Tax-Deferred Account.”

32.	Please include the Registrant’s Investment Company Act file number on the back cover of the prospectus per Item 1(b) of Form N-1A.

The Registrant has made the requested change.

Statement of Additional Information

33.	On page 3, the fourth paragraph under the “Description of Investments and Risks” section discusses the Registrant’s socially responsible investing policy and states:

Securities and Exchange Commission June 26, 2017 Page 11

“This policy may not be changed without shareholder approval.” Please clarify whether the approval of the majority of outstanding shares of the Trust or of the individual Fund is required to make the change. Please revise appropriately.

The Registrant revised the sentence as follows:

“This policy may not be changed without ~~shareholder approval~~ a vote of a majority of the outstanding shares of the Trust.”

34.

On page 34, in the second paragraph of the “Advisory Fees” section, please insert the dates of the expense limitation agreement. Additionally, please indicate that the recoupment is limited to the lesser of (1) the expense cap in effect at the time of waiver and (2) the expense cap in effect at the time of recapture.

The Registrant has made the requested change by adding the following disclosure:

“The Adviser has agreed, through April 30, 2019, to waive fees and/or reimburse expenses of the Institutional Class and Investor Class of the Fund (excluding interest, taxes, brokerage commissions, extraordinary expenses, acquired fund fees and expenses and expenses incurred in connection with the short sales of securities), which exceed, in the aggregate, a specified annual percentage rate of each Class’ average daily net assets, which is set forth in the Fund’s Prospectus.

The Fund has agreed to repay the Adviser the amount of any such waivers or reimbursement in the future, provided that the waivers or reimbursements are repaid within three years of the waivers or reimbursements being made and the amount of repayment does not cause the Fund to exceed its expense limitation at the time of the waiver or reimbursement or the Fund’s expense limitation at the time of the repayment, whichever is lower. If the actual expense ratio is less than the expense limitation and the Adviser has recouped any eligible previous waivers or reimbursements made, the Fund will be charged such lower expenses. Waivers or reimbursements will increase returns and yield, and repayment of waivers or reimbursements will decrease returns and yield.”

35.	On page 67, in the “Codes of Ethics” section, please disclose per Item 17(e) of Form N-1A whether the principal underwriter also has adopted a code of ethics.

The “Codes of Ethics” section has been revised to disclose that the Registrant’s principal underwriter has adopted a code of ethics.

36.

On page 38, the fourth paragraph under the “Shares of Beneficial Interest” heading states that “[t]he Trustees have authorized 27 series . . .” Please revise the number of authorized series to include the Fund (i.e., 28 series).

The Registrant has updated the disclosure to specify that the Trustees have authorized 26 series, which is the current number of authorized series and includes the Fund. The

Securities and Exchange Commission June 26, 2017 Page 12

Registrant has revised all references to the number of authorized series throughout the Registration Statement accordingly.

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9082.

Sincerely,

/s/ Fatima S. Sulaiman

Fatima S. Sulaiman

cc:	Melanie Childers

GuideStone Capital Management, LLC

Matt Wolfe

GuideStone Capital Management, LLC